UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DUNE ENERGY, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

265338707

(CUSIP Number)

Eric M. Albert

BlueMountain Capital Management, LLC

280 Park Avenue, 12th Floor

New York, New York 10017

212-905-5647

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 265338707	Schedule 13D	Page 2 of 28

(1)	Name of reporting persons. BlueMountain Capital Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0 (1)
(11)	Aggregate amount beneficially owned by each reporting person 0 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0% (2)
(14)	Type of reporting person (see instructions) IA

(1)	The amount set forth in each of Rows 8, 10 and 11 of this Cover Page is based on the 0 shares of Common Stock (as defined herein) directly owned by the BlueMountain Funds (as defined herein) as of September 30, 2015. On February 3, 2014, April 22, 2015 and June 1, 2015, the amount set forth in each of Rows 8, 10 and 11 of this Cover Page was 15,088,416. See Item 3.
(2)	The percentage set forth in Row 13 of this Cover Page is based on the 73,149,359 shares of Common Stock of the Issuer (as defined herein) outstanding as of November 13, 2014, as reported on the Issuer’s Form 10-Q filed with the SEC (as defined herein) on November 14, 2014. On February 3, 2014, April 22, 2015 and June 1, 2015, the percentage set forth in Row 13 of this Cover Page was 21.1%. See Item 3.

CUSIP No. 265338707	Schedule 13D	Page 3 of 28

(1)	Name of reporting persons. BlueMountain GP Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0 (1)
(11)	Aggregate amount beneficially owned by each reporting person 0 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0% (2)
(14)	Type of reporting person (see instructions) OO

(1)	The amount set forth in each of Rows 8, 10 and 11 of this Cover Page is based on the 0 shares of Common Stock directly owned by the Partnerships (as defined herein) as of September 30, 2015. On February 3, 2014, April 22, 2015 and June 1, 2015, the amount set forth in each of Rows 8, 10 and 11 of this Cover Page was 11,768,804, 12,012,314 and 9,166,258, respectively. See Item 3.
(2)	The percentage set forth in Row 13 of this Cover Page is based on the 73,149,359 shares of Common Stock of the Issuer outstanding as of November 13, 2014, as reported on the Issuer’s Form 10-Q filed with the SEC on November 14, 2014. On February 3, 2014, April 22, 2015 and June 1, 2015, the percentage set forth in Row 13 of this Cover Page was 16.1%, 16.4% and 12.5%, respectively. See Item 3.

CUSIP No. 265338707	Schedule 13D	Page 4 of 28

(1)	Name of reporting persons. Blue Mountain Credit Alternatives Master Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0 (1)
(11)	Aggregate amount beneficially owned by each reporting person 0 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0% (2)
(14)	Type of reporting person (see instructions) PN

(1)	The amount set forth in each of Rows 8, 10 and 11 of this Cover Page is based on the 0 shares of Common Stock directly owned by the Reporting Person as of September 30, 2015. On February 3, 2014, April 22, 2015 and June 1, 2015, the amount set forth in each of Rows 8, 10 and 11 of this Cover Page was 3,486,232. See Item 3.
(2)	The percentage set forth in Row 13 of this Cover Page is based on the 73,149,359 shares of Common Stock of the Issuer outstanding as of November 13, 2014, as reported on the Issuer’s Form 10-Q filed with the SEC on November 14, 2014. On February 3, 2014, April 22, 2015 and June 1, 2015, the percentage set forth in Row 13 of this Cover Page was 4.8%. See Item 3.

CUSIP No. 265338707	Schedule 13D	Page 5 of 28

(1)	Name of reporting persons. Blue Mountain CA Master Fund GP, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0 (1)
(11)	Aggregate amount beneficially owned by each reporting person 0 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0% (2)
(14)	Type of reporting person (see instructions) CO

(1)	The amount set forth in each of Rows 8, 10 and 11 of this Cover Page is based on the 0 shares of Common Stock directly owned by Credit Alternatives (as defined herein) as of September 30, 2015. On February 3, 2014, April 22, 2015 and June 1, 2015, the amount set forth in each of Rows 8, 10 and 11 of this Cover Page was 3,486,232. See Item 3.
(2)	The percentage set forth in Row 13 of this Cover Page is based on the 73,149,359 shares of Common Stock of the Issuer outstanding as of November 13, 2014, as reported on the Issuer’s Form 10-Q filed with the SEC on November 14, 2014. On February 3, 2014, April 22, 2015 and June 1, 2015, the percentage set forth in Row 13 of this Cover Page was 4.8%. See Item 3.

CUSIP No. 265338707	Schedule 13D	Page 6 of 28

(1)	Name of reporting persons. BlueMountain Long/Short Credit Master Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0 (1)
(11)	Aggregate amount beneficially owned by each reporting person 0 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0% (2)
(14)	Type of reporting person (see instructions) PN

(1)	The amount set forth in each of Rows 8, 10 and 11 of this Cover Page is based on the 0 shares of Common Stock directly owned by the Reporting Person as of September 30, 2015. On February 3, 2014, April 22, 2015 and June 1, 2015, the amount set forth in each of Rows 8, 10 and 11 of this Cover Page was 2,846,056, 2,846,056 and 0, respectively. See Item 3.
(2)	The percentage set forth in Row 13 of this Cover Page is based on the 73,149,359 shares of Common Stock of the Issuer outstanding as of November 13, 2014, as reported on the Issuer’s Form 10-Q filed with the SEC on November 14, 2014. On February 3, 2014, April 22, 2015 and June 1, 2015, the percentage set forth in Row 13 of this Cover Page was 3.9%, 3.9% and 0.0%, respectively. See Item 3.

CUSIP No. 265338707	Schedule 13D	Page 7 of 28

(1)	Name of reporting persons. BlueMountain Guadalupe Peak Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0 (1)
(11)	Aggregate amount beneficially owned by each reporting person 0 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0% (2)
(14)	Type of reporting person (see instructions) PN

(1)	The amount set forth in each of Rows 8, 10 and 11 of this Cover Page is based on the 0 shares of Common Stock directly owned by the Reporting Person as of September 30, 2015. On February 3, 2014, April 22, 2015 and June 1, 2015, the amount set forth in each of Rows 8, 10 and 11 of this Cover Page was 556,062, 799,572 and 799,572, respectively. See Item 3.
(2)	The percentage set forth in Row 13 of this Cover Page is based on the 73,149,359 shares of Common Stock of the Issuer outstanding as of November 13, 2014, as reported on the Issuer’s Form 10-Q filed with the SEC on November 14, 2014. On February 3, 2014, April 22, 2015 and June 1, 2015, the percentage set forth in Row 13 of this Cover Page was 0.8%, 1.1% and 1.1%, respectively. See Item 3.

CUSIP No. 265338707	Schedule 13D	Page 8 of 28

(1)	Name of reporting persons. BlueMountain Long/Short Credit GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0 (1)
(11)	Aggregate amount beneficially owned by each reporting person 0 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0% (2)
(14)	Type of reporting person (see instructions) OO

(1)	The amount set forth in each of Rows 8, 10 and 11 of this Cover Page is based on the 0 shares of Common Stock directly owned by BMGP and Long/Short Credit (each as defined herein) as of September 30, 2015. On February 3, 2014, April 22, 2015 and June 1, 2015, the amount set forth in each of Rows 8, 10 and 11 of this Cover Page was 3,402,118, 3,645,628 and 799,572, respectively. See Item 3.
(2)	The percentage set forth in Row 13 of this Cover Page is based on the 73,149,359 shares of Common Stock of the Issuer outstanding as of November 13, 2014, as reported on the Issuer’s Form 10-Q filed with the SEC on November 14, 2014. On February 3, 2014, April 22, 2015 and June 1, 2015, the percentage set forth in Row 13 of this Cover Page was 4.7%, 5.0% and 1.1%, respectively. See Item 3.

CUSIP No. 265338707	Schedule 13D	Page 9 of 28

(1)	Name of reporting persons. BlueMountain Distressed Master Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0 (1)
(11)	Aggregate amount beneficially owned by each reporting person 0 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0% (2)
(14)	Type of reporting person (see instructions) PN

(1)	The amount set forth in each of Rows 8, 10 and 11 of this Cover Page is based on the 0 shares of Common Stock directly owned by the Reporting Person as of September 30, 2015. On February 3, 2014, April 22, 2015 and June 1, 2015, the amount set forth in each of Rows 8, 10 and 11 of this Cover Page was 3,006,362. See Item 3.
(2)	The percentage set forth in Row 13 of this Cover Page is based on the 73,149,359 shares of Common Stock of the Issuer outstanding as of November 13, 2014, as reported on the Issuer’s Form 10-Q filed with the SEC on November 14, 2014. On February 3, 2014, April 22, 2015 and June 1, 2015, the percentage set forth in Row 13 of this Cover Page was 4.1%. See Item 3.

CUSIP No. 265338707	Schedule 13D	Page 10 of 28

(1)	Name of reporting persons. BlueMountain Distressed GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0 (1)
(11)	Aggregate amount beneficially owned by each reporting person 0 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0% (2)
(14)	Type of reporting person (see instructions) OO

(1)	The amount set forth in each of Rows 8, 10 and 11 of this Cover Page is based on the 0 shares of Common Stock directly owned by Distressed (as defined herein) as of September 30, 2015. On February 3, 2014, April 22, 2015 and June 1, 2015, the amount set forth in each of Rows 8, 10 and 11 of this Cover Page was 3,006,362. See Item 3.
(2)	The percentage set forth in Row 13 of this Cover Page is based on the 73,149,359 shares of Common Stock of the Issuer outstanding as of November 13, 2014, as reported on the Issuer’s Form 10-Q filed with the SEC on November 14, 2014. On February 3, 2014, April 22, 2015 and June 1, 2015, the percentage set forth in Row 13 of this Cover Page was 4.1%. See Item 3.

CUSIP No. 265338707	Schedule 13D	Page 11 of 28

(1)	Name of reporting persons. BlueMountain Strategic Credit Master Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0 (1)
(11)	Aggregate amount beneficially owned by each reporting person 0 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0% (2)
(14)	Type of reporting person (see instructions) PN

(1)	The amount set forth in each of Rows 8, 10 and 11 of this Cover Page is based on the 0 shares of Common Stock directly owned by the Reporting Person as of September 30, 2015. On February 3, 2014, April 22, 2015 and June 1, 2015, the amount set forth in each of Rows 8, 10 and 11 of this Cover Page was 464,253. See Item 3.
(2)	The percentage set forth in Row 13 of this Cover Page is based on the 73,149,359 shares of Common Stock of the Issuer outstanding as of November 13, 2014, as reported on the Issuer’s Form 10-Q filed with the SEC on November 14, 2014. On February 3, 2014, April 22, 2015 and June 1, 2015, the percentage set forth in Row 13 of this Cover Page was 0.6%. See Item 3.

CUSIP No. 265338707	Schedule 13D	Page 12 of 28

(1)	Name of reporting persons. BlueMountain Strategic Credit GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0 (1)
(11)	Aggregate amount beneficially owned by each reporting person 0 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0% (2)
(14)	Type of reporting person (see instructions) OO

(1)	The amount set forth in each of Rows 8, 10 and 11 of this Cover Page is based on the 0 shares of Common Stock directly owned by Strategic Credit (as defined herein) as of September 30, 2015. On February 3, 2014, April 22, 2015 and June 1, 2015, the amount set forth in each of Rows 8, 10 and 11 of this Cover Page was 464,253. See Item 3.
(2)	The percentage set forth in Row 13 of this Cover Page is based on the 73,149,359 shares of Common Stock of the Issuer outstanding as of November 13, 2014, as reported on the Issuer’s Form 10-Q filed with the SEC on November 14, 2014. On February 3, 2014, April 22, 2015 and June 1, 2015, the percentage set forth in Row 13 of this Cover Page was 0.6%. See Item 3.

CUSIP No. 265338707	Schedule 13D	Page 13 of 28

(1)	Name of reporting persons. BlueMountain Timberline Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0 (1)
(11)	Aggregate amount beneficially owned by each reporting person 0 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0% (2)
(14)	Type of reporting person (see instructions) CO

(1)	The amount set forth in each of Rows 8, 10 and 11 of this Cover Page is based on the 0 shares of Common Stock directly owned by the Reporting Person as of September 30, 2015. On February 3, 2014, April 22, 2015 and June 1, 2015, the amount set forth in each of Rows 8, 10 and 11 of this Cover Page was 3,076,102. See Item 3.
(2)	The percentage set forth in Row 13 of this Cover Page is based on the 73,149,359 shares of Common Stock of the Issuer outstanding as of November 13, 2014, as reported on the Issuer’s Form 10-Q filed with the SEC on November 14, 2014. On February 3, 2014, April 22, 2015 and June 1, 2015, the percentage set forth in Row 13 of this Cover Page was 4.2%. See Item 3.

CUSIP No. 265338707	Schedule 13D	Page 14 of 28

(1)	Name of reporting persons. BlueMountain Kicking Horse Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0 (1)
(11)	Aggregate amount beneficially owned by each reporting person 0 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0% (2)
(14)	Type of reporting person (see instructions) PN

(1)	The amount set forth in each of Rows 8, 10 and 11 of this Cover Page is based on the 0 shares of Common Stock directly owned by the Reporting Person as of September 30, 2015. On February 3, 2014, April 22, 2015 and June 1, 2015, the amount set forth in each of Rows 8, 10 and 11 of this Cover Page was 8,695. See Item 3.
(2)	The percentage set forth in Row 13 of this Cover Page is based on the 73,149,359 shares of Common Stock of the Issuer outstanding as of November 13, 2014, as reported on the Issuer’s Form 10-Q filed with the SEC on November 14, 2014. On February 3, 2014, April 22, 2015 and June 1, 2015, the percentage set forth in Row 13 of this Cover Page was 0.0%. See Item 3.

CUSIP No. 265338707	Schedule 13D	Page 15 of 28

(1)	Name of reporting persons. BlueMountain Kicking Horse Fund GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0 (1)
(11)	Aggregate amount beneficially owned by each reporting person 0 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0% (2)
(14)	Type of reporting person (see instructions) OO

(1)	The amount set forth in each of Rows 8, 10 and 11 of this Cover Page is based on the 0 shares of Common Stock directly owned by Kicking Horse (as defined herein) as of September 30, 2015. On February 3, 2014, April 22, 2015 and June 1, 2015, the amount set forth in each of Rows 8, 10 and 11 of this Cover Page was 8,695. See Item 3.
(2)	The percentage set forth in Row 13 of this Cover Page is based on the 73,149,359 shares of Common Stock of the Issuer outstanding as of November 13, 2014, as reported on the Issuer’s Form 10-Q filed with the SEC on November 14, 2014. On February 3, 2014, April 22, 2015 and June 1, 2015, the percentage set forth in Row 13 of this Cover Page was 0.0%. See Item 3.

CUSIP No. 265338707	Schedule 13D	Page 16 of 28

(1)	Name of reporting persons. AAI BlueMountain Fund PLC*
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Ireland
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0 (1)
(11)	Aggregate amount beneficially owned by each reporting person 0 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0% (2)
(14)	Type of reporting person (see instructions) CO

*	The shares of Common Stock were owned by BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund PLC.
(1)	The amount set forth in each of Rows 8, 10 and 11 of this Cover Page is based on the 0 shares of Common Stock directly owned by the Reporting Person as of September 30, 2015. On February 3, 2014, April 22, 2015 and June 1, 2015, the amount set forth in each of Rows 8, 10 and 11 of this Cover Page was 243,510, 0 and 0, respectively. See Item 3.
(2)	The percentage set forth in Row 13 of this Cover Page is based on the 73,149,359 shares of Common Stock of the Issuer outstanding as of November 13, 2014, as reported on the Issuer’s Form 10-Q filed with the SEC on November 14, 2014. On February 3, 2014, April 22, 2015 and June 1, 2015, the percentage set forth in Row 13 of this Cover Page was 0.3%, 0.0% and 0.0%, respectively. See Item 3.

CUSIP No. 265338707	Schedule 13D	Page 17 of 28

(1)	Name of reporting persons. BlueMountain Montenvers Master Fund SCA SICAV-SIF
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0 (1)
(11)	Aggregate amount beneficially owned by each reporting person 0 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0% (2)
(14)	Type of reporting person (see instructions) PN

(1)	The amount set forth in each of Rows 8, 10 and 11 of this Cover Page is based on the 0 shares of Common Stock directly owned by the Reporting Person as of September 30, 2015. On June 1, 2015, the amount set forth in each of Rows 8, 10 and 11 of this Cover Page was 2,846,056. See Item 3.
(2)	The percentage set forth in Row 13 of this Cover Page is based on the 73,149,359 shares of Common Stock of the Issuer outstanding as of November 13, 2014, as reported on the Issuer’s Form 10-Q filed with the SEC on November 14, 2014. On June 1, 2015, the percentage set forth in Row 13 of this Cover Page was 3.9%. See Item 3.

CUSIP No. 265338707	Schedule 13D	Page 18 of 28

(1)	Name of reporting persons. BlueMountain Montenvers GP S.à r.l.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0 (1)
(11)	Aggregate amount beneficially owned by each reporting person 0 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0% (2)
(14)	Type of reporting person (see instructions) CO

(1)	The amount set forth in each of Rows 8, 10 and 11 of this Cover Page is based on the 0 shares of Common Stock directly owned by BMM (as defined herein) as of September 30, 2015. On June 1, 2015, the amount set forth in each of Rows 8, 10 and 11 of this Cover Page was 2,846,056, respectively. See Item 3.
(2)	The percentage set forth in Row 13 of this Cover Page is based on the 73,149,359 shares of Common Stock of the Issuer outstanding as of November 13, 2014, as reported on the Issuer’s Form 10-Q filed with the SEC on November 14, 2014. On June 1, 2015, the percentage set forth in Row 13 of this Cover Page was 3.9%. See Item 3.

CUSIP No. 265338707	Schedule 13D	Page 19 of 28

(1)	Name of reporting persons. BlueMountain Credit Opportunities Master Fund I L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0 (1)
(11)	Aggregate amount beneficially owned by each reporting person 0 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0% (2)
(14)	Type of reporting person (see instructions) PN

(1)	The amount set forth in each of Rows 8, 10 and 11 of this Cover Page is based on the 0 shares of Common Stock directly owned by the Reporting Person as of September 30, 2015. On February 3, 2014, April 22, 2015 and June 1, 2015, the amount set forth in each of Rows 8, 10 and 11 of this Cover Page was 1,401,134. See Item 3.
(2)	The percentage set forth in Row 13 of this Cover Page is based on the 73,149,359 shares of Common Stock of the Issuer outstanding as of November 13, 2014, as reported on the Issuer’s Form 10-Q filed with the SEC on November 14, 2014. On February 3, 2014, April 22, 2015 and June 1, 2015, the percentage set forth in Row 13 of this Cover Page was 1.9%. See Item 3.

CUSIP No. 265338707	Schedule 13D	Page 20 of 28

(1)	Name of reporting persons. BlueMountain Credit Opportunities GP I, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0 (1)
(11)	Aggregate amount beneficially owned by each reporting person 0 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0% (2)
(14)	Type of reporting person (see instructions) OO

(1)	The amount set forth in each of Rows 8, 10 and 11 of this Cover Page is based on the 0 shares of Common Stock directly owned by COF (as defined herein) as of September 30, 2015. On February 3, 2014, April 22, 2015 and June 1, 2015, the amount set forth in each of Rows 8, 10 and 11 of this Cover Page was 1,401,134. See Item 3.
(2)	The percentage set forth in Row 13 of this Cover Page is based on the 73,149,359 shares of Common Stock of the Issuer outstanding as of November 13, 2014, as reported on the Issuer’s Form 10-Q filed with the SEC on November 14, 2014. On February 3, 2014, April 22, 2015 and June 1, 2015, the percentage set forth in Row 13 of this Cover Page was 1.9%. See Item 3.

CUSIP No. 265338707	Schedule 13D	Page 21 of 28

This Amendment No. 3 (this “Amendment No. 3”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 9, 2012, as amended by Amendment No. 1 filed on March 5, 2012 and as amended by Amendment No. 2 filed on December 26, 2012 (as amended, the “Schedule 13D”), relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of Dune Energy, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

ITEM 2. Identity and Background.

Paragraphs (a-c) of Item 2 of the Schedule 13D are hereby deleted and replaced with the following:

This Statement is being filed by the following beneficial owners of Common Stock (each, a “Reporting Person”):

(i)	Blue Mountain Credit Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership (“Credit Alternatives”), which prior to the Cancellation (as defined in Item 3) of the Common Stock was a beneficial owner thereof;

(ii)	Blue Mountain CA Master Fund GP, Ltd., a Cayman Islands exempted limited company (“BMCA GP”), with respect to the Common Stock directly owned by Credit Alternatives;

(iii)	BlueMountain Long/Short Credit Master Fund L.P., a Cayman Islands exempted limited partnership (“Long/Short Credit”), which prior to the Cancellation of the Common Stock was a beneficial owner thereof;

(iv)	BlueMountain Guadalupe Peak Fund L.P., a Delaware limited partnership (“BMGP”), which prior to the Cancellation of the Common Stock was a beneficial owner thereof;

(v)	BlueMountain Long/Short Credit GP, LLC, a Delaware limited liability company (“Long/Short Credit GP”), with respect to the Common Stock directly owned by Long/Short Credit and BMGP;

(vi)	BlueMountain Distressed Master Fund L.P., a Cayman Islands exempted limited partnership (“Distressed”), which prior to the Cancellation of the Common Stock was a beneficial owner thereof;

(vii)	BlueMountain Distressed GP, LLC, a Delaware limited liability company (“Distressed GP”), with respect to the Common Stock directly owned by Distressed;

(viii)	BlueMountain Strategic Credit Master Fund L.P., a Cayman Islands exempted limited partnership (“Strategic Credit”), which prior to the Cancellation of the Common Stock was a beneficial owner thereof;

(ix)	BlueMountain Strategic Credit GP, LLC, a Delaware limited liability company (“Strategic Credit GP”), with respect to the Common Stock directly owned by Strategic Credit;

(x)	BlueMountain Timberline Ltd., a Cayman Islands exempted limited company (“Timberline”), which prior to the Cancellation of the Common Stock was a beneficial owner thereof;

CUSIP No. 265338707	Schedule 13D	Page 22 of 28

(xi)	BlueMountain Kicking Horse Fund, L.P., a Cayman Islands limited partnership (“Kicking Horse”), which prior to the Cancellation of the Common Stock was a beneficial owner thereof;

(xii)	BlueMountain Kicking Horse Fund GP, LLC, a Delaware limited liability company (“Kicking Horse GP”), with respect to the Common Stock directly owned by Kicking Horse;

(xiii)	BlueMountain Credit Opportunities Master Fund I, L.P., a Cayman Islands limited partnership (“COF”, and together with Credit Alternatives, Long/Short Credit, BMGP, Distressed, Strategic Credit and Kicking Horse, the “Partnerships”), which prior to the Cancellation of the Common Stock was a beneficial owner thereof;

(xiv)	BlueMountain Credit Opportunities GP I, LLC, a Delaware limited liability company (“COF GP” and together with BMCA GP, Long/Short Credit GP, Distressed GP, Strategic Credit GP and Kicking Horse GP, the “General Partners”), with respect to the Common Stock directly owned by COF;

(xv)	AAI BlueMountain Fund PLC, on behalf of its sub-fund BlueMountain Long/Short Credit and Distressed Reflection Fund, an Irish open-ended umbrella fund investment company incorporated as a public limited company with variable capital and with segregated liability between its sub-funds (“AAI”), which prior to the Cancellation of the Common Stock was a beneficial owner thereof;

(xvi)	BlueMountain Montenvers Master Fund SCA SICAV-SIF, an investment company with variable share capital organized as a specialized investment fund in the form of a corporate partnership limited by shares under the laws of Luxembourg (“BMM” and together with Timberline, AAI and the Partnerships, the “BlueMountain Funds”), which prior to the Cancellation of the Common Stock was a beneficial owner thereof;

(xvii)	BlueMountain Montenvers GP S.à r.l., a private limited company incorporated under the laws of Luxembourg (“BMM GP”), with respect to the Common Stock owned by BMM;

(xviii)	BlueMountain Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”), which serves as investment manager to the BlueMountain Funds and has investment discretion with respect to the Common Stock directly owned by the BlueMountain Funds; and

(xix)	BlueMountain GP Holdings, LLC, a Delaware limited liability company (the “Ultimate General Partner”), which serves as the ultimate general partner of each of the Partnerships, with respect to the Common Stock directly owned by each of the Partnerships.

The principal business of: (i) each of the BlueMountain Funds is to serve as a private investment fund; (ii) each of the General Partners and BMM GP is to serve as the general partner of the Partnerships and BMM, respectively; (iii) the Ultimate General Partner is to serve as the sole owner of each of the General Partners; and (iv) the Investment Manager is to serve as investment manager to, and to make investment decisions on behalf of, the BlueMountain Funds and to serve as the sole owner of BMM GP.

The executive officers, directors, and control persons of the Reporting Persons are as follows:

Andrew Feldstein	Chief Executive Officer and Co-Chief Investment Officer of the Investment Manager; Chief Executive Officer and Co-Chief Investment Officer of the Ultimate General Partner; Director of BMCA GP; Director of Timberline; Manager of Long/Short Credit GP; Manager of COF GP; Manager of Distressed GP; Manager of Strategic Credit GP; Manager of Kicking Horse GP

Stephen Siderow	Managing Partner and Co-President of the Investment Manager; Managing Partner and Co-President of the Ultimate General Partner

CUSIP No. 265338707	Schedule 13D	Page 23 of 28

Derek Smith	Managing Partner and Co-Chief Investment Officer of the Investment Manager; Managing Partner and Co-Chief Investment Officer of the Ultimate General Partner; Manager of BMM GP

Alan Gerstein	Senior Adviser of the Investment Manager; Senior Adviser of the Ultimate General Partner; Director of Timberline; Manager of Long/Short Credit GP; Manager of COF GP; Manager of Distressed GP; Manager of Strategic Credit GP; Manager of Kicking Horse GP

Bryce Markus	Managing Partner, Co-President and Chief Risk Officer and of the Investment Manager; Managing Partner, Co-President and Chief Risk Officer of the Ultimate General Partner

Michael Liberman	Managing Partner and Chief Operating Officer of the Investment Manager; Managing Partner and Chief Operating Officer of the Ultimate General Partner

David Rubenstein	Managing Partner, General Counsel and Secretary of the Investment Manager; Managing Partner, General Counsel and Secretary of the Ultimate General Partner; Manager of BMM GP

Peter Greatrex	Managing Partner and Head of Private Investments of the Investment Manager; Managing Partner and Head of Private Investments of the Ultimate General Partner

Paul Friedman	Chief Financial Officer and Chief Administrative Officer of the Investment Manager; Chief Financial Officer and Chief Administrative Officer of the Ultimate General Partner

Elizabeth Gile	Director of BMCA GP; Manager of Long/Short Credit GP; Manager of COF GP; Manager of Distressed GP; Manager of Kicking Horse GP

Gary Linford	Director of BMCA GP; Manager of Long/Short Credit GP; Manager of COF GP; Manager of Distressed GP; Manager of Kicking Horse GP

Mark Shapiro	Director of BMCA GP; Director of Timberline; Manager of Long/Short Credit GP; Manager of COF GP; Manager of Distressed GP; Manager of Strategic Credit GP; Manager of Kicking Horse GP; Manager of BMM GP

William Reeves	Director of BMCA GP

Nathaniel Dalton	Director of BMCA GP

James F. McKeon	Director of AAI

Barry McGrath	Director of AAI

Daniel J. Rayman	Director of AAI

Francois Bocqueraz	Director of AAI

Todd Groome	Manager of BMM GP

Elli Stevens	Manager of BMM GP

The business address of each BlueMountain Fund (other than BMGP, AAI and BMM) and BMCA GP is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The business address of BMGP, each General Partner (other than BMCA GP), the Investment Manager, the Ultimate General Partner, Mr. Feldstein, Mr. Siderow, Mr. Smith, Mr. Gerstein, Mr. Markus, Mr. Liberman, Mr. Rubenstein, Mr. Greatrex, Mr. Friedman, Ms. Gile, Mr. Shapiro, Mr. Reeves and Mr. Dalton is 280 Park Avenue, 12th Floor, New York, New York 10017.

The business address of AAI is Beaux Lane House, Mercer Street Lower, Dublin 2, Ireland.

CUSIP No. 265338707	Schedule 13D	Page 24 of 28

The business address of each of Mr. McKeon and Mr. McGrath is 75 St. Stephen’s Green, Dublin 2, Ireland.

The business address of Mr. Rayman is 78 Briarcliff Road, Tenafly, New Jersey 07670.

The business address of Mr. Bocqueraz is 88 Manchuria Road, London SW11 6AE, United Kingdom.

The business address of each of BMM, BMM GP and Ms. Stevens is 6D, Route de Treves, L-2633 Seningerberg, Luxembourg B176.316.

The business address of Mr. Linford and Mr. Groome is c/o HighWater, Pavilion Commercial Centre, 1st Floor, 802 West Bay Road, P.O. Box 30599, KY1-1203, Grand Cayman, Cayman Islands.

(d) None of the Reporting Persons or any of their respective executive officers, directors or control persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or any of their respective executive officers, directors or control persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Feldstein, Mr. Siderow, Mr. Gerstein, Mr. Liberman, Mr. Markus, Mr. Rubenstein, Mr. Smith, Mr. Friedman, Mr. Greatrex, Mr. Dalton, Ms. Gile, Mr. Reeves, Mr. Shapiro and Mr. Groome are each U.S. citizens. Mr. Linford is a South African citizen. Mr. McKeon and Mr. McGrath are each Irish citizens. Mr. Bocqueraz is a French citizen. Ms. Stevens is a British citizen.

ITEM	3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

As disclosed on the Issuer’s Form 8-K filed on October 1, 2015, on September 30, 2015, the effective date of the Chapter 11 Plan of the Issuer and its subsidiaries dated September 18, 2015 (which is filed as Exhibit 7 to this Schedule 13D and is incorporated by reference herein), all shares of Common Stock were cancelled without further act (the “Cancellation”).

During the period between the filing of Amendment No. 2 and September 30, 2015, several of the Reporting Persons engaged in transactions pursuant to which shares of Common Stock were acquired by one Reporting Person from another Reporting Person. On February 3, 2014, Long/Short Credit distributed 556,062 shares of Common Stock to one of its beneficial owners, which beneficial owner simultaneously contributed such shares to BMGP (such distribution, the “Distribution”). On April 22, 2015, AAI disposed of 243,510 shares of Common Stock, representing all of the Common Stock held by AAI, by transferring all of such shares to BMGP (such transfer, the “AAI Transfer”). On June 1, 2015, Long/Short Credit disposed of 2,846,056 shares of Common Stock, representing all of the Common Stock held by Long/Short Credit, by transferring all of such shares to BMM (such transfer, the “Long/Short Credit Transfer”). No consideration was paid in connection with the Distribution, AAI Transfer or Long/Shore Credit Transfer.

ITEM	4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by deleting the reference to “12,337,048” in the first sentence thereof and replacing it with “0”.

CUSIP No. 265338707	Schedule 13D	Page 25 of 28

Item 4 of the Schedule 13D is further amended by adding the following:

As a result of the Cancellation, the Reporting Persons do not hold any shares of Common Stock and have no plans or proposals which relate to or would result in one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby deleted and replaced with the following:

(a-b) All percentages set forth in this Schedule 13D are based on the Issuer’s 0 shares of Common Stock outstanding immediately after the Cancellation. The information set forth in Rows 7-13 of each Cover Page of this Schedule 13D is hereby incorporated herein by reference.

Each General Partner, the Ultimate General Partner and the Investment Manager, each expressly declare that this filing shall not be construed as an admission that each was, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

None of the Reporting Persons beneficially own any other shares of Common Stock of the Issuer.

(c) During the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the other persons set forth in Item 2.

ITEM	7. Material to be Filed as Exhibits.

The following shall be added to the end of Item 7:

6.	Joint Filing Agreement dated December 11, 2015, attached as Exhibit 6 hereto.

7.	Chapter 11 Plan of Dune Energy, Inc., et al., dated September 18, 2015 (incorporated by reference from Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 1, 2015 with the SEC).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: December 11, 2015

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By: /s/ ERIC M. ALBERT

Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ ERIC M. ALBERT

Eric M. Albert, Chief Compliance Officer

BLUE MOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P.

BY: BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By: /s/ ANDREW FELDSTEIN

Andrew Feldstein, Director

CUSIP No. 265338707	Schedule 13D	Page 26 of 28

BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By: /s/ ANDREW FELDSTEIN

Andrew Feldstein, Director

BLUEMOUNTAIN LONG/SHORT CREDIT MASTER FUND L.P.

BY: BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC

BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ ERIC M. ALBERT

Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GUADALUPE PEAK FUND L.P.

BY: BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC

BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ ERIC M. ALBERT

Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC

BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ ERIC M. ALBERT

Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN DISTRESSED MASTER FUND L.P.

BY: BLUEMOUNTAIN DISTRESSED GP, LLC

BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ ERIC M. ALBERT

Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN DISTRESSED GP, LLC

BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ ERIC M. ALBERT

Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN STRATEGIC CREDIT MASTER FUND L.P.

BY: BLUEMOUNTAIN STRATEGIC CREDIT GP, LLC

BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ ERIC M. ALBERT

Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN STRATEGIC CREDIT GP, LLC

BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ ERIC M. ALBERT

Eric M. Albert, Chief Compliance Officer

CUSIP No. 265338707	Schedule 13D	Page 27 of 28

BLUEMOUNTAIN TIMBERLINE LTD.

By: /s/ ANDREW FELDSTEIN

Andrew Feldstein, Director

BLUEMOUNTAIN KICKING HORSE FUND L.P.

BLUEMOUNTAIN KICKING HORSE FUND GP, LLC

BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ ERIC M. ALBERT

Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND GP, LLC

BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ ERIC M. ALBERT

Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT AND DISTRESSED REFLECTION FUND, A SUB-FUND OF AAI BLUEMOUNTAIN FUND PLC

BY: BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

BY: /S/ ERIC M. ALBERT

Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN MONTENVERS MASTER FUND SCA SICAV-SIF

BY: BLUEMOUNTAIN MONTENVERS GP S.À R.L.

By: /s/ PAUL FRIEDMAN

Paul Friedman, Authorized Person

BLUEMOUNTAIN MONTENVERS GP S.À R.L.

By: /s/ PAUL FRIEDMAN

Paul Friedman, Authorized Person

BLUEMOUNTAIN CREDIT OPPORTUNITIES MASTER FUND I L.P.

BY: BLUEMOUNTAIN CREDIT OPPORTUNITIES GP I, LLC

BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ ERIC M. ALBERT

Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES GP I, LLC

BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By: /s/ ERIC M. ALBERT

Eric M. Albert, Chief Compliance Officer

CUSIP No. 265338707	Schedule 13D	Page 28 of 28

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)